General Steel Holdings, Inc.

Kuntai International Mansion Building, Suite 2315

Yi No. 12 Chaoyangmenwai Avenue

Chaoyang District, Beijing 10020

                                December 19, 2006

Brigitte Lippmann, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549 - 7010

Re:	General Steel Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (No. 333-133821)

Dear Ms. Lippmann:

 The Company would like to thank you and the other members of the Commission staff for the timely response to the Company’s request for comments. The Company is responding to the Staff’s comment letter, dated November 22, 2006 (“November 22 Comments”), relating to the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (No. 333-133821) filed on November 3, 2006 (the “Registration Statement”).

 The Company is submitting herewith an amended Registration Statement (Amendment No. 4) marked to show changes to the Registration Statement in response to the Staff’s November 22 Comments and certain other modifications. The Company has complied to the best of its ability with the Staff’s comments. The Company has responded to all of the Staff’s comments either by amending the Registration Statement or by providing supplemental information as set forth herein.

For reference purposes, the text of the Comment Letter has been reproduced in bold and italics herein with responses below for each numbered comment.

Exchange Act Filings

1.
We note your response to prior comment 2. We further note that your Form I0-Q for the period ended September 30, 2006 includes restated -financial statements. It is unclear to us why your September 30, 2006 Form 10-Q did not include the disclosures required by paragraph 26 of SFAS 154.

The Company has identified the appropriate financial statements as “restated” and provided all required disclosures on the financial statements for the period ended September 30, 2006,which is included in the Amendment No. 4 to the Form S-1. The Company intends to amend all the exchange act reports which are impacted by such restatement.

General

2.	Please update your filing to include your financial statements and related disclosures for the period ended September 30, 2006.

Amendment No. 4 to the Registration Statement has been updated to include the Company’s financial statement and related disclosures for the period ended September 30, 2006.

Our Recent Strategic Alliance, Page 7

3.
We note your response to prior comment 3. Please clarify in the first paragraph in this section that this transaction is subject to the Chinese government's approval and may not be approved within the next 16 months. If you do not receive approval within this time period, you plan to terminate the agreement. Provide similar disclosure on page 44.

The Company has respectfully noted the Staff’s comment. As disclosed on page 8 of the prospectus, it is the Company’s intention to terminate the Joint Venture Agreement if the State Assets Supervision and Administration Committee of China does not produce requisite documentation and initiate the required procedures within the next 16 months. However, obtaining final government approval may take more than sixteen months and the Company currently is working to get the required procedures started.

This Offering. Page 9,

4.	We note your response to prior comment 5; however, your disclosure is still unclear. Please revise here and on page 18 to clearly indicate what each row in the table represents.

Each row of the table with respect to the offering has been supplemented with explanations, as the followings:

THIS OFFERING

Common stock outstanding prior to this offering (on December 8, 2006)	32,426,665 (1)
Common stock being offered for resale to the public	3,529,995 (2)
Common stock outstanding after this offering	34,779,995 (3)
Percentage of common stock outstanding before this offering that shares being registered for resale represent	10.9%

 (1) Includes the 1,176,665 restricted shares issued in the private placement completed on September 18, 2005.
(2) Includes both the 1,176,665 restricted shares issued in the private placement completed on September 18, 2005 and the 2,353,330 shares of common stock to be issued upon the exercise of the warrants pursuant to the Subscription Agreements.
(3) Includes the 2,353,330 shares of common stock to be issued upon the exercise of the warrants pursuant to the Subscription Agreements.

Certain Relationships and Related Transactions, page 29

5.	We note your response to prior comment 7. Clarify, in the prospectus, what your business interest was in the $2.9 million loan to Yang Pu Automotive.

Since the Company has extra cash reserve and wants to earn more than just the bank interest, the Company lent money to Yang Pu Automotive at 7% interest for better utilization of its assets. The prospectus has been revised accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

6.
We note your response to prior comment 10. As previously requested, please revise your disclosure for the six months ended June 30, 2006 compared with the six months ended June 30, 2005 to include a discussion of the underlying reasons for the increase in your accounts receivable balance. We note that you have included an explanation in your Form 10-Q for the period ended September 30, 2006 and that the increase primarily relates to a change in your credit policy. Please tell us what consideration you have given to how this change may impact your revenue recognition policy and how you determined that no allowance was necessary for your accounts receivable balance.

The Company has respectfually noted the Staff’s comment. The prospectus has been updated with the financial information for the period ended September 30, 2006, including the section “Management's Discussion and Analysis of Financial Condition and Results of Operations”. The prospectus has been revised to include the following disclosures:

We recognize the revenue when we ship out products and passed the titles of the products to our customers and distributors.  We have increased production capacity since April this year. To enhance sales, we extended more short term credits to our customers and distributors with good reputations and long term business relationship by offering them a one-month period to pay for the purchase in arrear. Based on our experience, these accounts were normally collected within one month. We have not experienced any bad debt in these accounts. Also we review our accounts receivable on a regular basis to determine if the bad debt allowance is adequant and adjusts the allowance amount if needed. We believe that accounts receibale is collectible. Therefore we have not provided any allowance for our accounts receivable balance.  In addition, the accounts receivable balance in the fourth quarter has been decreasing since most of our customers are paying us back.

Financial Statements

Note 21 - Joint Venture agreement with Baotou Steel, pages F-27 and F-50

7.
We note your response to prior comment 12. Please be advised that if the pending acquisition of Baotou Steel is probable and significant you are required to provide historical and pro forma financial statements for this pending acquisition pursuant to Rules 3-05 and 11-01 of Regulation S-X. Please demonstrate to us if the acquisition is probable and significant. Please be advised that if financial statements are required, you may attempt to waiver for their exclusion from the Division's Office of the Chief Accountant.

The Company has respectfully noted the Staff’s comment. The Company is not acquiring Baotou Steel or any portion of its existing operations. Baotou Steel is contributing land and equipment to the joint venture; the other two parties to the joint venture are contributing cash. These contributed assets will be used to commence a new operation. The joint venture will purchase a 100-tonne electric furnace and a refiner furnace to produce high quality specialty steel using advanced technology. This type of specialty steel has not been previously produced by Baotou Steel. This advanced technology has not been previously utilized by Baotou Steel. This new joint venture will aim to enter into a new market segment of high-end specialty steel. The joint venture’s operations will commence, when and if the local government and other relevant authorities in China approve its formation. The management at this point is uncertain if and when the government approval will be granted. Because the Company is not acquiring an existing business or operation, Rules 3-05 and 11-01 of Regulation S-X do not apply.

Upon the commencement of the joint venture, the rights of the minority shareholders of Daqiuzhuang Metal Sheet Co. Ltd. will be limited to receiving a distribution of profits from the joint venture; the minority shareholders will not have any voting rights.

Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2006, page F31

8.	We note your response to prior comment 13. Please revise your filing to include the disclosures required by SFAS 154 in the notes to your interim financial statements.

The Company has identified the appropriate financial statements as “restated” and provided all required disclosures on the financial statements for the period ended September 30, 2006,which is included in the Amendment No. 4 to the Form S-1. The Company intends to amend all the exchange act reports which are impacted by such restatement.

Note 19. Private Offering of Redeemable Stock, page F-48,

9.	Please delete the last paragraph of this footnote since the accounting treatment described has been revised.

The last paragraph of this footnotes has been deleted.

 If you would like further clarification of any of the foregoing responses or have any additional comments, please contact Howard Jiang (phone: 212-891-3982; email: Howard.Jiang@Bakernet.com ; fax: 212-310-1682) or Lan Lou (Phone: 212 626 4917, email: lan.lou@bakernet.com; fax: 212 310- 1706).

Very truly yours,

 /s/ John Chen

John Chen

(Chief Financial Officer, General Steel Holdings, Inc.)

cc:	Howard Jiang, Esq.

Lan Lou, Esq.

Brigitte Lippmann, Esq. December 19, 2006